UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No  ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

as of March 31, 2019, and December 31, 2018

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

Consolidated Interim Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of March 31, 2019, and December 31, 2018

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

ASSETS	NOTE	03.31.2019	12.31.2018
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	121,795,389	137,538,613
Other financial assets	5	457,009	683,567
Other non-financial assets	6.1	27,811,701	5,948,923
Trade and other accounts receivable, net	7	132,009,673	174,113,323
Accounts receivable from related companies	11.1	7,915,757	9,450,263
Inventory	8	150,466,627	151,319,709
Current tax assets	9.2	3,661,563	2,532,056
Total Current Assets		444,117,719	481,586,454

Non-Current Assets:
Other financial assets	5	98,426,232	97,362,295
Other non-financial assets	6.2	32,820,847	34,977,264
Trade and other receivables	7	64,638	1,270,697
Accounts receivable from related parties	11.1	119,256	74,340
Investments accounted for under the equity method	13.1	101,535,023	102,410,945
Intangible assets other than goodwill	14.1	653,032,048	668,822,553
Goodwill	14.2	112,863,317	117,229,173
Property, plant and equipment	10.1	701,953,291	710,770,968
Total Non-Current Assets		1,700,814,652	1,732,918,235
Total Assets		2,144,932,371	2,214,504,689

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

LIABILITIES AND EQUITY	NOTE	03.31.2019	12.31.2018
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	54,546,658	56,114,977
Trade and other accounts payable	16	197,842,088	238,109,847
Accounts payable to related parties	11.2	50,597,730	45,827,859
Provisions	17	2,108,197	3,485,613
Income taxes payable	9.3	5,547,980	9,338,612
Employee benefits current provisions	12	20,064,196	33,210,979
Other non-financial liabilities	18	12,271,896	33,774,214
Total Current Liabilities		342,978,745	419,862,101

Other financial liabilities	15	718,915,053	716,563,778
Trade and other payables	16	815,779	735,665
Provisions	17	56,597,871	58,966,913
Deferred income tax liabilities	9.5	138,569,680	145,245,948
Employee benefits non-current provisions	12	9,513,378	9,415,541
Non-Current Liabilities:		924,411,761	930,927,845

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		519,316,303	462,221,463
Other reserves		67,370,821	110,854,089
Equity attributable to equity holders of the parent		857,424,698	791,310,056
Non-controlling interests		20,117,167	19,901,617
Total Equity		877,541,865	863,714,743
Total Liabilities and Equity		2,144,932,371	2,214,504,689

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

		01.01.2019	01.01.2018
	NOTE	03.31.2019	03.31.2018
		ThCh$	ThCh$
Net sales		447,262,807	479,831,472
Cost of sales	23	(261,430,816)	(268,811,365)
Gross Profit		185,831,991	211,020,107
Other income	24	84,771	83,954
Distribution expenses	23	(41,787,626)	(47,696,561)
Administrative expenses	23	(76,286,339)	(87,164,810)
Other expenses	25	(2,285,124)	(5,802,873)
Other (loss) gains	27	—	(796,598)
Financial income	26	1,034,336	976,970
Financial expenses	26	(11,025,787)	(11,103,406)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	13.3	616,432	946,667
Foreign exchange differences		(776,601)	(3,666)
Income by indexation units		1,204,917	(275,421)
Net income before income taxes		56,610,970	60,184,363
Income tax expense	9.4	(9,959,916)	(17,601,088)
Net income		46,651,054	42,583,275

Net income attributable to
Equity holders of the parent		46,114,636	42,002,231
Non-controlling interests		536,418	581,044
Net income		46,651,054	42,583,275

		Ch$	Ch$
Earnings per Share, basic and diluted
Earnings per Series A Share	19.5	46.40	42.26
Earnings per Series B Share	19.5	51.04	46.49

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

	01.01.2019	01.01.2018
	03.31.2019	03.31.2018
	ThCh$	ThCh$
Net income	46,651,054	42,583,275
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	—	165
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(46,245,029)	(26,559,747)
Gain (losses) from cash flow hedges	1,349,666	(17,434,986)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	—	(42)

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	76,557	62,701
Income tax related to cash flow hedges	(440,130)	5,621,778
Total comprehensive income	1,392,118	4,273,144

Total comprehensive income attributable to:
Equity holders of the parent	1,176,568	3,729,881
Non-controlling interests	215,550	543,263
Total comprehensive income	1,392,118	4,273,144

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity for the period between January 1 and March 31, 2019 and 2018

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2019	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743
Changes in Equity
Comprehensive Income
Earnings	—	—	—	—	—	—	46,114,636	46,114,636	536,418	46,651,054
Other comprehensive income	—	(45,847,604)	909,536	—	—	(44,938,068)	—	(44,938,068)	(320,868)	(45,258,936)
Total Comprehensive income	—	(45,847,604)	909,536	—	—	(44,938,068)	46,114,636	1,176,568	215,550	1,392,118
Dividends	—	—	—	—	—	—	—	—	—	—
Increase (decrease) from other changes	—	—	—	—	1,454,800	1,454,800	10,980,204	12,435,004	—	12,435,004
Total changes in equity	—	(45,847,604)	909,536	—	1,454,800	(43,483,268)	57,094,840	13,611,572	215,550	13,827,122
Ending balance as of 03/31/2019	270,737,574	(352,522,132)	(12,759,396)	(1,954,077)	434,606,426	67,370,821	519,316,303	857,424,698	20,117,167	877,541,865

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01/01/2018	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	335,523,254	791,310,056	21,923,293	813,233,349
Changes in accounting policies	—	—	—	—	—	—	79,499,736	79,499,736	—	79,499,736
Restated opening balance	270,737,574	(237,077,572)	(3,094,671)	(1,915,587)	427,137,058	185,049,228	415,022,990	870,809,792	21,923,293	892,733,095
Changes in Equity
Comprehensive Income
Earnings	—	—	—	—	—	—	42,002,231	42,002,231	581,044	42,583,275
Other comprehensive income	—	(26,459,265)	(11,813,208)	123	—	(38,272,350)	—	(38,272,350)	(37,781)	(38,310,131)
Comprehensive income	—	(26,459,265)	(11,813,208)	123	—	(38,272,350)	42,002,231	3,729,881	543,263	4,273,144
Dividends	—	—	—	—	1,366,546	1,366,546	8,965,455	10,332,000	—	10,332,000
Total changes in equity	—	(26,459,265)	(11,813,208)	123	1,366,546	(36,905,805)	50,967,686	14,061,881	543,263	14,605,144
Ending balance as of 03/31/2018	270,737,574	(263,536,837)	(14,907,879)	(1,915,464)	428,503,604	148,143,423	465,990,676	884,871,673	22,466,556	907,338,229

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Direct Cash Flows

		01.01.2019	01.01.2018
	NOTE	03.31.2019	03.31.2018
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities

Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		679,575,996	613,668,703
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(470,190,772)	(412,449,611)
Payments to and on behalf of employees		(57,763,597)	(49,695,316)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(84,474,896)	(88,673,590)
Interest payments		(17,176,511)	(18,802,069)
Interest received		410,545	931,437
Income tax payments		(9,443,984)	(9,961,964)
Other cash movements (tax on bank debits Argentina and others)		(945,668)	(2,272,746)
Cash flows provided by (used in) Operating Activities		39,991,113	32,744,844

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		1,960	889
Purchase of Property, plant and equipment		(28,250,509)	(30,467,446)
Proceeds from other long-term assets (term deposits over 90 days)		—	8,321,856
Payments on forward, term, option and financial exchange agreements		14,094	(467,828)
Net cash flows used in Investing Activities		(28,234,455)	(22,612,519)

Cash Flows generated from (used in) Financing Activities

Proceeds from short-term loans obtained		480,608	14,217,827
Loan payments		(696,092)	(18,099,538)
Financial lease liability payments		(486,259)	(836,976)
Dividend payments by the reporting entity		(21,369,142)	(21,370,021)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(3,455,681)	(3,295,448)
Net cash flows (used in) generated by Financing Activities		(25,526,566)	(29,384,156)

Net increase in cash and cash equivalents before exchange differences		(13,769,908)	(19,251,831)
Effects of exchange differences on cash and cash equivalents		(1,749,589)	(2,177,031)
Effects of inflation on cash and cash equivalents in Argentina		(223,727)	287,442
Net decrease in cash and cash equivalents		(15,743,224)	(21,141,420)
Cash and cash equivalents — beginning of year	4	137,538,613	136,242,116
Cash and cash equivalents - end of year	4	121,795,389	115,100,696

The accompanying notes 1 to 30 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Interim Consolidated Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereafter “Andina,” and together with its subsidiaries, the “Company”) is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (previously the Superintendence of Securities and Insurance) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. are to manufacture, bottle, commercialize and/or distribute Coca-Cola products and brands registered by The Coca-Cola Company. The Company has operations and is licensed by The Coca-Cola Company in its territories Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, in the states of Rio de Janeiro, Espirito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay, the franchised territory covers the whole country. Regarding licenses for the territories in Chile, some are in the renewal process and others in October 2023. In Argentina they expire in 2022; in Brazil they are in the renewal process and in Paraguay they expire in 2020. Said licenses are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company. These licenses are expected to be renewed under similar conditions on the date of expiration.

As of the date of this report, regarding Andina’s principal shareholders, the Controlling Group(1) holds 55.72% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, borough of Renca, Santiago, Chile.

(1) Controlling Group: Inversiones SH Seis Limitada , Inversiones Cabildo SpA, Inversiones Chucao Limitada, today Inversiones Lleuque Limitada , Inversiones Nueva Delta S.A. , Inversiones Nueva Delta Dos S.A. , Inversiones Las Gaviotas Dos Limitada, today Inversiones Playa Amarilla SpA , Inversiones Playa Negra Dos Limitada, today Inversiones Playa Negra SpA , Inversiones Don Alfonso Dos Limitada, today Inversiones Don Alfonso Limitada , Inversiones El Campanario Dos Limitada, today Inversiones El Campanario Limitada , Inversiones Los Robles Dos Limitada, today Inversiones Los Robles Limitada  and Inversiones Las Viñas Dos Limitada, today Inversiones Las Niñas Dos SpA . For more information on the structure of the Controlling Group please refer to page 58 of Andina’s 2017 Annual Report, available at www.koandina.com

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1           Periods covered

These Consolidated Financial Statements cover the following periods:

Consolidated Interim Statement of Financial Position: As of March 31, 2019, and December 31, 2018.

Consolidated Interim Income Statements by Function and Comprehensive Income: For the periods between January 1 and March 31, 2019 and 2018.

Consolidated Interim Statements of Changes in Equity Balance and movements between January 1 and March 31, 2019 and 2018.

Consolidated Interim Statements of Direct Cash Flows: For the periods between January 1 and March 31, 2019 and 2018.

2.2                     Basis of preparation

The Company’s Consolidated Interim Financial Statements for the periods ended March 31, 2019 and December 31, 2018, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The Consolidated Interim Financial Statements are presented in accordance to the historic cost criteria, although amended by the revaluation of certain financial instruments and derivative financial instruments and have been prepared, based on accounting records kept by the Parent Company and by other entities forming part thereof.

These Consolidated Interim Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries, which were approved by the Board of Directors on April 24, 2019.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries). Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating and adjusting intercompany transactions of the following entities:

		Holding control (percentage)
		03-31-2019			12-31-2018
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                     Investments in associates

Associates are all entities over which the Group exercises significant influence but does not have control, the results of these associates are accounted for using the equity method.

Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5                                       Functional currency and presentation currency

2.5.1                      Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional currency
Andina Empaques Argentina	Argentine Peso
Embotelladora del Atlántico	Argentine Peso
Embotelladora Andina	Chilean Peso
Paraguay Refrescos	Guaraní
Rio de Janeiro Refrescos	Reales

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

Functional currency in hyperinflationary economies

In July 2018, it was determined that from January 1, 2018, Argentina’s economy is hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 Financial information in hyperinflationary economies. This determination was carried out on the basis of a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were re-expressed since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our subsidiaries in Argentina were converted to the closing exchange rate (AR/CLP) in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy. Previously, the results of the Argentinean subsidiaries were converted at the average exchange rate of the period, as is the case for the conversion of the results of the rest of the subsidiaries operating in other countries whose economies are not considered hyperinflationary.

Whereas the functional and presentation currency of Embotelladora Andina S.A. does not correspond to that of a hyperinflationary economy, according to the guidelines set out in IAS 29, the re-expression of periods is not required in the consolidated financial statements of the Group.

Inflation for the periods January to March 2019 and January to December 2018 amounted to 10.01% and 47.6%, respectively. The first-time adoption of IAS 29 in 2018 resulted in a positive adjustment in the accumulated results of Embotelladora Andina S.A., for ThCh$79,499,736 (net of taxes) as of January 1, 2018.

2.5.2                     Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.              Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•                  The balance sheet is translated to the closing exchange rate at the balance sheet date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•                  Cash flow income statement are also translated at average exchange rates for each transaction.

•                  When an account receivable from related companies is designated as hedge investment, translation differences are recorded under comprehensive income, net of deferred taxes. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

b.              Conversion of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements measured in their functional currency, with inflation adjustments since they correspond to a hyperinflationary economy, are translated to the presentation currency as follows:

•                  The balance sheet is translated at the closing exchange rate at the balance sheet date;

•                  Results are translated at the closing exchange rate at the balance sheet date

•                  When an account receivable from related companies is designated as hedge investment, translation differences are recorded under comprehensive income, net of deferred taxes. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

c.               Comparative figures

According to the IAS, figures of previous years are not adjusted or re-expressed when the presentation currency is that of a non-hyperinflationary economy, as is the case of the Chilean peso, thus, financial statements of previous years are not amended.

In July 2018 and according to the IFRS criteria, the Argentine economy was rated as a hyperinflationary economy. This qualification is effective from January 1, 2018. As a result of the foregoing, the financial statements corresponding to the year 2018 have been adjusted pursuant to the criteria defined in IAS 29.

2.5.3                      Exchange rates and value of the UF

	Exchange rate to the Chilean Peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	G$ Paraguayan Guaraní	€ Euro
03.31.2019	678.53	174.13	15.65	27,565.76	0.110	761.28
12.31.2018	694.77	179.30	18.43	27,565.79	0.117	794.75
03.31.2018	603.39	181.54	29.95	26,966.89	0.109	741.90

2.6                               Property, plant, and equipment

Assets included in Property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of Property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between the valuation of liabilities at fair value and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement-reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate.

If there are items available for sale and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                             Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions. They are subject to impairment tests on an annual basis.

2.7.3                              Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                               Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                               Financial assets

Pursuant to IFRS 9, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at fair value with changes in P&L (FVPL), amortized cost or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: The Group’s business model for managing assets; and if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The new classification and measurement of the Group’s financial assets is as follows:

•                  Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

•                  Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

•                  Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

•                  Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

The Group’s financial liabilities accounting, to a large extent continues to be same as the one set forth in IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires that assets for contingent services be treated as financial instruments measured at fair value, with changes in fair value recognized in P&L.

Pursuant to IFRS 9, implicit derivatives are no longer separated from a principal financial asset. Financial assets, however, are classified according to contractual terms and the Group’s business model.

2.10                                Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences.”  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2018 and 2017, the Company had no implicit derivatives.

Fair value hierarchy

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the assets or liabilities that are not based on observable market data information.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables and other accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short-term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.16                                Employee benefits

The Company has a provision to cover indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18                                 Leases

IFRS 16 is effective for periods beginning on or after 1 January 2019, establishing a new recognition accounting model regarding leases.

Until 2018, leases were classified as operating leases or financial leases, according to the characteristics of the contract. The expenses of the leases classified as operating leases were recognized linearly during the course of the contract term and, those lease contracts in which the company substantially maintains all the risks and benefits derived therefrom, were classified as financial leases. To this end, capitalization (activation) was performed at the inception of the lease contract, at the lower of the fair value of the leased assets and the present value of the minimum lease payments, its counterpart was a financial liability. Interest in financial liabilities is charged to the corresponding income accounts.

IFRS 16 establishes a single accounting model for all lease contracts that transfer the right to control the use of an asset that must be specially specified, and provided that the contract has a duration of more than 12 months. An asset (right-of-use) and the corresponding financial liabilities must be recognized, at their present value, at the inception of the contract. The right-of-use is amortized within the contract period. The interests of the financial liability are recognized in the corresponding income statements. Lease contracts that do not comply with the conditions indicated are denominated as service contracts and the expense is recognised on a straight-line basis.

For first-adoption purposes and according to IFRS 16, the prospective criterion was chosen.

The rights-of-use are recorded under Property, plant and equipment and the financial liabilities under the respective item.

2.19                                Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers. Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20                                Revenue recognition

Pursuant to IFRS 15, adopted by the Company for its consolidated financial statements beginning January 1, 2018, the sole obligation of performance identified by the Company is the sale of finished products, which also incorporate the sale of the delivery service of the product to the final customer. The performance obligation is satisfied with the physical delivery of products to customers and no kind of contract exists granting additional rights to clients that can be unilaterally enforced.

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities. These revenues are transferred and are presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes said Revenues when they can be reliably valued, and when it is probable that the future economic benefits will flow to the Company.

For previous periods, the Company applied revenue recognition based on IAS 18 requirements.

2.21                       Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.23                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on the restated valued of expected credit losses pursuant to IFRS 9.

2.23.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1                      New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2019.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below. The Company has applied these rules concluding that they will not significantly affect the financial statements.

	New Standards	Mandatory application date
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 Leases.

IFRS 16 sets the definition of a lease agreement and specifies the accounting treatment of assets and liabilities arising from these contracts from the point of view of the lessor and lessee. The new standard does not differ significantly from the preceding standard, IAS 17 Leases, regarding accounting treatment from the point of view of the lessor. However, from the point of view of the lessee, the new standard requires the recognition of assets and liabilities for most of leasing contracts. IFRS 16 will be mandatory for annual periods beginning after January 1, 2019. Early application is permitted if adopted together with IFRS 15 Revenue from Contracts with Customers.

The adoption of the aforementioned new standard does not have a significant impact on the Company’s consolidated financial statements.

IFRIC 23 “Uncertainty over Income Tax Treatments”

In June 2017, the IASB issued IFRIC Interpretation 23, clarifying the application of recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about the tax treatments. This interpretation shall be applied for annual periods beginning after January 1, 2019.

The adoption of the aforementioned standards, amendments and interpretations do not have a significant impact on the Company’s consolidated financial statements.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

	Standards, Interpretations and Amendments	Mandatory Application Date
IFRS 3	Business combinations	January 1, 2019
IFRS 9	Financial instruments	January 1, 2019
IFRS 11	Joint agreements	January 1, 2019
IAS 12	Income taxes	January 1, 2019
IAS 23	Borrowing costs	January 1, 2019
IAS 28	Investment in associates	January 1, 2019
IFRS 10 and IAS 28	Consolidated financial statements — sale or contribution of assets between an investor or its associate or joint venture	To be determined

IFRS 3 “Business Combinations”

The amendments clarify that when an entity gets control of an entity that is a joint venture, the requirements for a phased business combination are applicable, including the interests previously held on the assets and liabilities of a joint venture presented at fair value. The amendments must apply to business combinations made after January 1, 2019. Early application is allowed.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

IFRS 9 “Financial Instruments — Payments with negative compensation”

A debt instrument can be measured at amortized cost, cost or at fair value through another comprehensive result, provided that the contractual cash flows are only principal and interest payments on the outstanding principal capital and the instrument is carried out within the business model for that classification. Amendments to IFRS 9 aim to clarify that a financial asset meets the criterion of only principal plus interest payments regardless of the event or circumstance that causes the anticipated termination of the contract or of which party pays or receives reasonable compensation for early termination of the contract.

Amendments to IFRS 9 shall apply when prepayment is approximate to unpaid capital and interest amounts in such a way as to reflect the change in reference interest rate. This implies that prepayments at fair value or for an amount including the fair value of the cost of an associated hedging instrument will normally satisfy the criterion only principal payments plus interest only if other elements of the change in fair value, such as the effects of credit risk or liquidity are not representative. Application begins January 1, 2019 and will be retrospectively performed with early adoption allowed.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

IFRS 11 “Joint Arrangements”

The amendment affects joint arrangements on interests previously held in a joint operation. A participating party, but that does not have the joint control of a joint operation could gain control if the joint operation activity constitutes a business as defined by IFRS 3. The amendments clarify that the interests previously maintained in that joint operation are not re-measured at the time of the operation. The amendments shall apply to transactions in which the joint control is acquired after January 1, 2019. Early application is allowed.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

IAS 12 “Income Taxes”

The amendments clarify that the income tax on dividends generated by financial instruments classified as equity are more directly linked to past transactions or events that generated distribution of profits than distribution to the owners. Therefore, an entity recognizes income tax on dividends in results, other comprehensive income or equity, according to where the entity originally recognized those transactions or past events. The amendments shall apply to dividends recognized after January 1, 2019.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

IAS 23 “Borrowing Costs”

The amendments clarify that an entity treats any indebtedness originally made to develop a qualified asset as a general loan when substantially all the activities necessary to culminate that asset for use or sale are complete. Amendments should be applied beginning January 1, 2019.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

IAS 28 Investments in Associates

The amendments clarify that an entity applies IFRS 9 Financial Instruments for long-term investments in associates or joint ventures for those investments that do not apply the equity method but which, in substance, is part of the net investment in the associate or joint venture. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests. Entities should apply the amendments retrospectively, with certain exceptions, and shall become effective beginning January 1, 2019. Early application is allowed.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associates and Joint Ventures — sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures (2011)” address a recognized inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, stipulate that when the transaction involves a business (whether it is in a subsidiary or not), all of the generated gain or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory application date of these amendments is to be determined because the IASB is waiting for the results of its research project on accounting, according to the equity method. These amendments must be retrospectively applied and early adoption is allowed, which must be disclosed.

The entity will evaluate the impact of the amendment once this type of transaction is carried out.

2.24.2              New accounting standards (Standards, Interpretations and Amendments) effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	New Standards	Mandatory application date
Conceptual Framework	Revised Conceptual Framework	January 1, 2020

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in March 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts.

Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event. The Revised Conceptual Framework becomes effective for periods ending on or after January 1, 2020.

The Company is still evaluating the impact of the adoption of the amendment of the Revised Conceptual Framework

	Amendments and Improvements	Mandatory application date
IFRS 3	Business Combinations	January 1, 2020
IAS 1 and IAS 8	Definition of material	January 1, 2020

IFRS 3 Business Combinations — Defining business

The IASB issued amendments regarding the definition of a business in IFRS 3 Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for defining a business, eliminates the assessment as to whether market participants are able to replace any missing items, includes guidance to help entities evaluate whether a process acquired is substantial, reduces the definitions of a business and products and introduces an optional fair value concentration test.

The amendments must apply to business combinations or asset acquisitions occurring on or after the commencement of the first annual reporting period commencing on or after January 1, 2020. Consequently, entities do not have to revise those transactions that occurred in previous periods. Early adoption is permitted and must be disclosed.

Given that amendments are prospectively applied to transactions or other events occurring on or after the date of first application, most entities will probably not be affected by these amendments in the transition. However, those entities that consider acquiring a set of activities and assets after applying the amendments must first of all update their accounting policies in a timely manner.

The amendments could also be relevant in other areas of IFRS (for example, that may be relevant when a controller loses control of a subsidiary and has early adopted the sale or contribution of assets between an investor and its associate or business combination) (Amendments to IFRS 10 and IAS 28).

The Company is evaluating the impact of the adoption of this amendment.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors- Definition of material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of “material” in all standards and to clarify certain aspects of the definition. The new definition states that information is material if omitting it, erroneously declaring it, or hiding it could reasonably be expected to influence decisions that primary users of general-purpose financial statements take based on those financial statements, which provide financial information about a specific reporting entity.

The amendments must be applied prospectively. Early adoption is permitted and must be disclosed.

Although amendments to the definition of material are not expected to have a significant impact on an entity’s financial statements, the introduction of the term “hide” in the definition could impact the way in which materiality judgments are made in the practice, elevating the importance of how information is communicated and organized in the financial statements.

The Company is evaluating the impact of the adoption of this amendment.

NOTE 3 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Operation in Chile

•                 Operation in Brazil

•                 Operation in Argentina

•                 Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and income managed and paid by the Corporate Office in Chile, which would also be substantially incurred, independent to the existence of foreign subsidiaries, are assigned to the operation in Chile to the soft drinks segment.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended March 31, 2019	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	156,876,117	96,688,006	155,275,915	38,928,037	(505,268)	447,262,807
Cost of sales	(93,385,760)	(50,895,066)	(95,399,584)	(22,255,674)	505,268	(261,430,816)
Distribution expenses	(15,414,619)	(13,008,047)	(11,091,257)	(2,273,703)	—	(41,787,626)
Administrative expenses	(30,940,384)	(19,344,863)	(20,559,143)	(5,441,949)	—	(76,286,339)
Finance income	354,925	1,112	644,793	33,506	—	1,034,336
Finance expense	(3,303,040)	76,541	(7,799,288)	—	—	(11,025,787)
Interest expense, net*	(2,948,115)	77,653	(7,154,495)	33,506	—	(9,991,451)
Share of the entity in income of associates	114,254	—	502,178	—	—	616,432
Income tax expense	(4,209,516)	833,300	(5,692,242)	(891,458)	—	(9,959,916)
Other income (loss)	399,863	(717,790)	(1,326,974)	(127,136)	—	(1,772,037)
Net income of the segment reported	10,491,840	13,633,193	14,554,398	7,971,623	—	46,651,054

Depreciation and amortization	11,462,146	5,112,659	7,084,564	2,283,712	—	25,943,081

Current assets	211,778,902	64,592,109	127,134,325	40,612,383	—	444,117,719
Non-current assets	656,222,747	148,754,258	663,486,501	232,351,146	—	1,700,814,652
Segment assets, total	868,001,649	213,346,367	790,620,826	272,963,529	—	2,144,932,371

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,274,660	—	51,260,363	—	—	101,535,023
Capital expenditures and other	14,073,847	7,513,939	2,793,957	3,868,766	—	28,250,509

Current liabilities	166,974,270	55,613,360	104,141,626	16,249,489	—	342,978,745
Non-current liabilities	482,344,708	11,672,424	415,113,233	15,281,396	—	924,411,761
Segment liabilities, total	649,318,978	67,285,784	519,254,859	31,530,885	—	1,267,390,506

Cash flows provided by in Operating Activities	15,117,688	5,006,662	8,935,499	10,931,264	—	39,991,113
Cash flows (used in) provided by Investing Activities	(14,058,003)	(7,513,729)	(2,793,957)	(3,868,766)	—	(28,234,455)
Cash flows (used in) provided by Financing Activities	(22,179,514)	—	(3,347,052)	—	—	(25,526,566)

(*) Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

For the period ended March 31, 2018	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	147,712,481	144,038,426	150,095,013	38,090,273	(104,721)	479,831,472
Cost of sales	(84,972,772)	(72,163,715)	(89,865,228)	(21,914,371)	104,721	(268,811,365)
Distribution expenses	(14,129,536)	(21,501,666)	(10,106,386)	(1,958,973)	—	(47,696,561)
Administrative expenses	(28,671,253)	(29,330,298)	(23,517,984)	(5,645,275)	—	(87,164,810)
Finance income	238,993	191,606	479,445	66,926	—	976,970
Finance expense	(3,638,960)	(1,892)	(7,462,553)	—	—	(11,103,406)
Interest expense, net*	(3,399,967)	189,714	(6,983,108)	66,926	—	(10,126,435)
Share of the entity in income of associates	386,589	—	560,078	—	—	946,667
Income tax expense	(4,658,354)	(7,653,470)	(4,611,402)	(677,862)	—	(17,601,088)
Other income (loss)	(2,677,703)	(779,995)	(3,391,711)	54,805	—	(6,794,604)
Net income of the segment reported	9,589,484	12,798,996	12,179,272	8,015,523	—	42,583,275

Depreciation and amortization	10,254,635	5,688,930	6,427,892	2,351,877	—	24,723,334

Current assets	209,701,298	88,137,005	122,891,150	38,837,913	—	459,567,366
Non-current assets	624,591,231	179,306,435	640,430,516	229,929,085	—	1,674,257,267
Segment assets, total	752,133,529	267,443,440	763,321,666	268,766,998	—	2,133,824,633

Carrying amount in associates and joint ventures accounted for using the equity method, total	34,371,771	—	52,198,107	—	—	86,569,878
Capital expenditures and other	8,186,650	7,554,496	13,065,709	1,660,591	—	30,467,446

Current liabilities	137,317,629	78,280,402	116,722,825	16,140,887	—	348,511,743
Non-current liabilities	462,913,723	16,136,639	384,353,593	14,570,707	—	877,974,662
Segment liabilities, total	600,231,352	94,417,041	501,126,418	30,711,594	—	1,226,486,405

Cash flows provided by Operating Activities	19,492,770	6,778,324	(737,554)	7,211,304	—	32,744,844
Cash flows (used in) provided by Investing Activities	(461,100)	(7,553,594)	(13,065,709)	(1,532,116)	—	(22,612,519)
Cash flows (used in) provided by Financing Activities	(24,840,613)	(12,234,915)	7,816,226	(124,854)	—	(29,384,156)

(*)    Financial expenses associated with external financing for the purchase of companies, including capital contributions are presented in this item.

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
By item
Cash	222,370	2,907,276
Bank balances	43,482,614	46,425,927
Time deposits	2,800,429	1,500,315
Mutual funds	75,289,976	86,705,095
Total cash and cash equivalents	121,795,389	137,538,613

By currency	ThCh$	ThCh$
Dollar	16,799,799	5,917,041
Euro	9,609	51,401
Argentine Peso	1,284,370	6,726,906
Chilean Peso	56,669,593	86,121,695
Paraguayan Guaraní	17,046,934	10,680,600
Brazilian Real	29,985,084	28,040,970
Total cash and cash equivalents	121,795,389	137,538,613

4.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows:

Placement	Institution	Currency	Principal	Annual rate	03.31.2019	12.31.2018
			ThCh$	%	ThCh$	ThCh$
03-29-2019	Banco Santander	Chilean pesos	1,500,000	2.76%	1,500,230	—
03-29-2019	Banco Santander	Chilean pesos	800,000	2.52%	1,300,199	—
12-28-2018	Banco Santander	Chilean pesos	700,000	2.52%	—	700,147
12-28-2018	Banco Santander	Chilean pesos	800,000	2.52%	—	800,168
Total					2.800.429	1,500,315

4.2                               Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	03.31.2019	12.31.2018
	ThCh$	ThCh$
Fondo mutuo Banco Chile BTG	30,512,844	13,090,507
Fondo mutuo Bradesco - Brazil	11,308,874	978,171
Western Asset Institutional Cash Reserves - USA	10,448,998	15,214,062
Fondo mutuo Larrain Vial - Chile	—	13,082,767
Fondo mutuo Itaú - Brazil	8,816,892	8,579,254
Fondo mutuo Scotiabank - Chile	7,078,253	7,528,086
Fondo mutuo Santander - Brazil	5,659,180	7,177,468
Fondo mutuo Banco Security - Chile	—	7,667,585
Fondo Fima Premium B - Argentina	464,935	2,952,316
Fondo mutuo Votorantim	—	5,630,641
Fondo mutuo BCI - Chile	1,000,000	4,804,238
Total	75,289,976	86,705,095

NOTE 5 —         OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company other than cash and cash equivalents. They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion

a.1 Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rat	03.31.2019	12.31.2018
				ThCh$	%
03-15-2018	03-15-2019	Votorantim	Brazilian reais	12,729	8.82%	12,224	14,040
						12,224	14,040

a.2 Rights in Forward Contracts

	03.31.2019	12.31.2018
	ThCh$	ThCh$
Rights in Forward Contracts — Forwards (see details in Note 20)	444,785	669,527
Total other Financial Assets, current	457,009	683,567

b)             Non-current

	03.31.2019	12.31.2018
	ThCh$	ThCh$
Rights in forward contracts (see note 20)	89,187,173	87,446,662
Rights in AdeS(1) manufacturing companies	9,544,309	13,475,279
Increase (decrease) in foreign currency exchange(2)	(305,250)	(3,559,646)
Total	98,426,232	97,362,295

(1) Correspond to the rights in the Argentinean company Alimentos de Soya S.A., which are framed in the purchase of the “Ades” brand managed by The Coca Cola Company at the end of 2016.

(2) Effects of adopting IAS 29 are included herein

NOTE 6 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1                          Other current, non-financial assets

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Prepaid expenses	26,918,839	4,967,255
Tax credit remainder	—	18,022
Guarantee deposit (Argentine)	2,559	3,013
Other current assets	890,303	960,633
Total	27,811,701	5,948,923

Note 6.2   Other non-current, non-financial assets

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Judicial deposits (see note 21.2)	17,290,279	18,590,597
Fiscal credits	12,695,018	13,222,720
Prepaid expenses	701,431	810,662
Others	2,134,119	2,253,285
Total	32,820,847	34,977,264

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	03.31.2019			12.31.2018
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	113,948,575	(2,995,109)	110,953,466	150,933,965	(3,205,749)	147,728,216
Other current debtors	22,038,373	(2,829,547)	19,208,826	19,552,539	(2,830,299)	16,722,240
Current commercial debtors	135,986,948	(5,824,656)	130,162,292	170,486,504	(6,036,048)	164,450,456
Prepayments suppliers	—	—	—	8,672,820	—	8,672,820
Other current accounts receivable	2,092,694	(245,313)	1,847,381	1,252,207	(262,160)	990,047

Commercial debtors and other current accounts receivable	138,079,642	(6,069,969)	132,009,673	180,411,531	(6,298,208)	174,113,323

Non-current accounts receivable
Trade debtors	59,724	—	59,724	66,510	—	66,510
Other non-current debtors	4,914	—	4,914	1,204,187	—	1,204,187
Other non-current accounts receivable				—	—	—
Non-current accounts receivable	64,638	—	64,638	1,270,697	—	1,270,697
Trade and other receivables	138,144,280	(6,069,969)	132,074,311	181,682,228	(6,298,208)	175,384,020

Stratification of portfolio current and non-current debtors from credit operations

	03.31.2019	12.31.2018
	ThCh$	ThCh$
Up to date non-securitized portfolio until 30 days	105,659,629	144,172,500
31 and 60 days	3,135,093	1,815,954
61 and 90 days	977,570	250,560
91 and 120 days	203,666	148,622
121 and 150 days	230,372	310,986
151 and 180 days	122,515	141,434
181 and 210 days	632,467	674,676
211 and 250 days	22,154	176,333
More than 250 days	3,024,833	3,309,410
Total	114,008,299	151,000,475

The Company has an approximate number of 268,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 67,000 in Chile, 86,000 in Brazil, 55,000 in Argentina and 57,000 in Paraguay.

	03.31.2019	12.31.2018
	ThCh$	ThCh$
Current commercial debtors	113,948,575	150,933,965
Non-current commercial debtors	59,724	66,510
Total	114,008,299	151,000,475

The movement in the allowance for doubtful accounts is presented below:

	03.31.2019	12.31.2018
	ThCh$	ThCh$
Opening balance	6,298,208	6,494,113
Bad debt expense	202,260	1,629,761
Provision application	(284,159)	(1,257,591)
Change due to foreign exchange differences	(146,340)	(568,075)
Movement	(228,240)	(195,905)
Ending balance	6,069,969	6,298,208

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2019	12.31.2018
	ThCh$	ThCh$
Raw materials (1)	90,950,824	86,102,495
Finished goods	35,286,649	37,213,848
Spare parts and supplies	22,926,250	28,777,180
Work in progress	651,221	780,324
Other inventories	3,072,078	1,049,165
Obsolescence provision (2)	(2,420,395)	(2,603,303)
Total	150,466,627	151,319,709

The cost of inventory recognized as cost of sales as of March 31, 2019 and 2018, is ThCh$261,430,816 and ThCh$268,811,365, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

NOTE 9 — CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 that amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which was ratified by the Shareholders’ Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2  Current tax assets

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Tax credits (*)	3,661,563	2,532,056
Total	3,661,563	2,532,056

(*) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

9.3             Current tax liabilities

Current tax payable are detailed as follows:

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Income tax expense	5,547,980	9,338,612
Total	5,547,980	9,338,612

9.4             Income tax expense

The current and deferred income tax expenses are detailed as follows:

Item	03.31.2019	03.31.2018
	ThCh$	ThCh$
Current income tax expense	(10,558,680)	(12,486,640)
Current tax adjustment previous period	—	137,383
Withholding tax expense foreign subsidiaries	(815,345)	(785,625)
Other current tax expense (income)	336,814	(62,593)
Current income tax expense	(11,037,211)	(13,197,475)
Income (expense) for the creation and reversal of current tax difference (*)	1,077,295	(4,403,613)
Expense (income) for deferred taxes	1,077,295	(4,403,613)
Total income tax expense	(9,959,916)	(17,601,088)

(*) Includes IAS 29 effect, due to inflation in Argentina

9.5                          Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	03.31.2019		12.31.2018
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	5,800,985	54,355,823	5,420,447	46,181,359
Obsolescence provision	1,603,510	109,533	910,076	112,359
Employee benefits	1,808,846	27,085	5,169,161	131,829
Post-employment benefits	102,994	768,149	90,941	1,014,354
Tax loss carried-forwards (1)	9,624,307	—	9,137,392	—
Tax Goodwill Brazil	18,615,125	—	18,836,838	—
Contingency provision	23,436,055	—	26,796,262	—
Foreign exchange differences (2)	—	—	13,083,953	—
Allowance for doubtful accounts	1,290,499	—	1,262,977	—
Coca-Cola incentives (Argentina)	71,608	—	352,061	—
Assets and liabilities for placement of bonds	—	1,246,217	—	1,327,727
Lease liabilities	2,497,190	—	1,328,320	—
Inventories	373,526	—	347,470	—
Distribution rights	—	157,983,613	—	173,273,994
Others	10,696,095	—	—	5,940,224
Subtotal	75,920,740	214,490,420	82,735,898	227,981,846
Total liabilities net	—	138,569,680	3,212,981	145,245,948

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. In Chile tax losses have no expiration date

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil when incurred. This item also includes the effects of the differences generated in the appraisal of forward contracts.

9.6             Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	03.31.2019	12.31.2018
	ThCh$	ThCh$
Opening Balance	145,245,948	121,991,585
Increase (decrease) in deferred tax	1,077,295	(4,403,613)
Increase (decrease) due to foreign currency translation (*)	(7,753,563)	27,657,976
Movements	(6,676,268)	23,254,363
Ending balance	138,569,680	145,245,948

(*) Includes IAS 29 effect, due to inflation in Argentina

9.7             Distribution of domestic and foreign tax expense

The composition of domestic and foreign tax expense is detailed as follows:

Income tax	03.31.2019	03.31.2018
	ThCh$	ThCh$
Current income taxes
Foreign	(6,911,910)	(9,347,054)
Domestic	(4,125,301)	(3,850,420)
Current income tax expense	(11,037,211)	(13,197,475)

Deferred income taxes
Foreign	1,161,510	(3,355,847)
Domestic	(84,215)	(1,047,766)
Deferred income tax expense	1,077,295	(4,403,613)
Income tax expense	(9,959,916)	(17,601,088)

9.8             Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	03.31.2019	03.31.2018
	ThCh$	ThCh$
Net income before taxes	56,610,970	60,184,363
Tax expense at legal rate (27.0%)	(15,284,962)	(16,249,778)
Effect of a different tax rate in other jurisdictions	(201,406)	(329,492)

Permanent differences:
Non-taxable revenues	1,316,716	2,303,079
Non-deductible expenses	(1,476,889)	(679,272)
Tax effect on excess tax provision prior periods	(992,874)	—
Effect of tax restatement Chilean companies	(17,568)	—
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	6,697,067	(2,645,625)
Adjustments to tax expense	5,526,452	(1,021,818)

Tax expense at effective rate	(9,959,916)	(17,601,088)
Effective rate	17.6%	26.8%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2019	2018
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	30.0%	30.0%
Paraguay	10.0%	10.0%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	26,256,531	26,048,670	—	—	26,256,531	26,048,670
Land	98,742,529	100,479,196	—	—	98,742,529	100,479,196
Buildings	285,784,746	371,279,937	(78,587,702)	(157,119,586)	207,197,044	214,160,351
Plant and equipment	527,018,687	623,568,795	(345,771,361)	(416,164,810)	181,247,326	207,403,985
Information technology	22,162,820	22,752,205	(17,080,792)	(17,567,484)	5,082,028	5,184,721
Fixed facilities and accessories	42.684.017	43,717,907	(22,581,109)	(22,660,738)	20,102,908	21,057,169
Vehicles	47,063,084	53,682,179	(26,926,713)	(31,883,578)	20,136,371	21,798,601
Leasehold improvements	137,535	144,914	(109,815)	(112,737)	27,720	32,177
Right-of-use	37,250,619	—	(1,676,878)	—	35,573,741	—
Other Property, plant and equipment (1)	418.548.028	438,350,022	(310,960,935)	(323,743,924)	107,587,093	114,606,098
Total	1,505,648,596	1,680,023,825	(803,695,305)	(969,252,857)	701,953,291	710,770,968

(1)       Other Property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories is detailed as follows:

Other Property, plant and equipment	03.31.2019	12.31.2018
	ThCh$	ThCh$
Bottles	49,146,251	51,522,834
Marketing and promotional assets	45,630,557	45,739,948
Other Property, plant and equipment	12,810,285	17,343,316
Total	107,587,093	114,606,098

The Company has insurance to protect its Property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuquén, Comodoro Rivadavia, Trelew, and Tierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria, part of São Paulo and Minas Gerais.
Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2                        Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Right-of-use	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2019	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	—	710,770,968
Additions	10,152,583	—	143,549	—	89,748	—	87,617	—	7,505,212	—	17,978,709
Right-of use additions	—	—	—	—	—	—	—	—	—	19,575,074	19,575,074
Disposals	—	—	(2,410)	(26,653)	—	—	(7,110)	—	(308,901)	—	(345,074)
Transfers between items of Property, plant and equipment	(8,436,650)	—	350,347	4,075,468	435,179	261,984	990,569	—	2,323,103	—	—
Right-of-use transfers	—	—	(75,110)	(14,102,989)	(23,801)	—	(1,190,131)	—	(2,533,285)	17,925,316	—
Depreciation expense	—	—	(1,867,489)	(9,472,757)	(453,400)	(677,730)	(1,007,807)	(3,929)	(10,352,168)	—	(23,835,280)
Amortization (2)	—	—	—	—	—	—	—	—	—	(1,676,878)	(1,676,878)
Increase (decrease) due to foreign currency translation differences	(1,495,572)	(1,717,499)	(5,377,758)	(7,110,468)	(150,439)	(529,602)	(590,219)	(533)	(3,559,627)	(249,771)	(20,781,488)
Other increase (decrease) (1)	(12,500)	(19,168)	(134,436)	480,740	20	(8,913)	54,851	5	(93,339)	—	267,260
Total movements	207,861	(1,736,667)	(6,963,307)	(26,156,659)	(102,693)	(954,261)	(1,662,230)	(4,457)	(7,019,005)	35,573,741	(8,817,677)
Ending balance at March 31, 2019	26,256,531	98,742,529	207,197,044	181,247,326	5,082,028	20,102,908	20,136,371	27,720	107,587,093	35,573,741	701,953,291

(1)         Mainly correspond to effects of adopting IAS 29 in Argentina.

(2)         Of the total of ThCh$1,676,879 recorded as amortization for the current period, approximately ThCh$1,250,000 correspond to right-of-use amortization arising from the adoption of the IFRS, effective beginning on January 1, 2019. The remaining ThCh$425,000 correspond to depreciation (today amortization) of goods acquired under the financial lease method, which until December 31, 2018 were classified and valued pursuant to the accounting criteria of property, plant and equipment.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2018	84,118,716	96,990,155	162,385,848	155,833,080	4,627,325	19,589,877	29,263,265	7,415	106,934,818	659,750,499
Additions	65,284,334	—	504,675	17,924,606	783,299	165,226	1,451,462	1,430	42,793,277	128,854,309
Disposals	—	(5,465)	(209,713)	(1,002,133)	—	—	(203,036)	—	(1,588,050)	(3,008,397)
Transfers between items of Property, plant and equipment	(109,893,610)	—	45,032,440	54,460,571	622,222	1,481,081	(2,218,354)	22,000	10,493,650	—
Depreciation expense	—	—	(7,001,828)	(39,182,401)	(1,830,295)	(2,668,535)	(5,201,263)	(11,112)	(41,727,196)	(97,622,630)
Increase (decrease) due to foreign currency translation differences	(6,880,059)	(4,615,830)	(14,485,709)	(17,048,903)	(414,850)	(4,048,135)	(1,722,767)	169	(16,954,922)	(66,171,006)
Other increase (decrease) (1)	(6,580,711)	8,110,336	27,934,638	36,419,165	1,397,020	6,537,655	429,294	12,275	14,654,520	88,914,192
Total movements	(58,070,046)	3,489,041	51,774,503	51,570,905	557,396	1,467,292	(7,464,664)	24,762	7,671,280	51,020,469
Ending balance at December 31, 2018	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	710,770,968

(1)         Mainly correspond to property, plant & equipment write-offs.

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and main transactions with related parties are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2019	12.31.2018
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Chilean pesos	3,879,245	4,344,082
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	2,230,835	—
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	857,297	161,460
Foreign	Coca Cola de Argentina	Director related	Argentina	Argentinean pesos	422,111	1,684,357
Foreign	UBI 3 (Ades)	Shareholder related	Argentina	Argentinean pesos	256,974	455,823
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Chilean pesos	223,712	228,387
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	U.S. Dollars	28,779	26,557
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,429	2,175,934
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	Chilean pesos	2,375	1,951
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Argentinean pesos	—	371,712

Total					7,915,757	9,450,263

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2019	12.31.2018
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S, A,	Shareholder	Chile	Chilean pesos	119,256	74,340
Total					119,256	74,340

11.2           Accounts payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03.31.2019	12.31.2018
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	24,982,905	21,286,933
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Brazilian real	12,135,136	8,681,099
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	4,978,442	5,702,194
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentinean pesos	4,378,248	5,479,714
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	2,280,806	3,132,515
Foreign	Monster	Shareholder related	Brazil	Brazilian real	303,892	664,565
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	Chilean pesos	534,010	649,046
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Chilean pesos	40,335	139,468
Foreign	UBI 3 (Ades)	Shareholder related	Brazil	Brazilian real	871,628	—
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Chilean pesos	92,328	92,325

Total					50,597,730	45,827,859

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 03.31.2019
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	37,641,547
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,796,312
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	1,301,024
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Water rights	Chilean pesos	339,416
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	4,300,132
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	5,842,423
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	765,524
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	161,634
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	Chilean pesos	1,488,246
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of finished products	Chilean pesos	173,855
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	1,465,193
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	15,218,966
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	823,396
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	33,196,269
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Brazilian real	5,875,027
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	22,433,484
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	2,130,534
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	563,657
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	973,803
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	409,141
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Purchase of products	Argentine pesos	1,094,717

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2018
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	149,933,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	3,508,010
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and other	Chilean pesos	1,156,744
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	14,319,777
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	Chilean pesos	18,914,788
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	Chilean pesos	107,859
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase services and others	Chilean pesos	1,593,798
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	Chilean pesos	4,096,502
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging and raw materials	Chilean pesos	3,981,631
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	41,933,095
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,570,315
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials and materials	Chilean pesos	1,007,382
94.627.000-8	Parque Arauco S.A.	Related to director	Chile	Rent of spaces	Chilean pesos	91,685
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	95,449,139
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Refund and other purchases	Brazilian real	7,641,736
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	98,947,407
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	5,727,498
Foreign	KAIK Participações	Subsidiary	Brazil	Purchase of concentrate and marketing recovery	U.S. dollar	42,292
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilian real	357,286
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilian real	698,090
76.572.588-7	Coca Cola Del Valle New Ventures SA	Common Shareholder	Chile	Sale of services and others	Chilean pesos	1,391,110
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilian real	86,994
Foreign	Alimentos de Soja S.A.U.	Related to Shareholder	Argentina	Payment of fees and services	Argentine pesos	1,623,794
96.633.550-5	Sinea S.A.	Ownership held by an officer’s uncle	Chile	Purchase of raw materials	Chilean pesos	581,508

11.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	03.31.2019	03.31.2018
	ThCh$	ThCh$
Executive wages, salaries and benefits	2,710,843	2,764,157
Director allowances	370,000	368,323
Total	3,080,843	3,132,480

NOTE 12 — CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Accrued vacations	15,531,325	19,536,809
Employee remuneration payable	4,532,871	13,674,170
Indemnities for years of service	9,513,378	9,415,541
Total	29,577,574	42,626,520

	ThCh$	ThCh$
Current	20,064,196	33,210,979
Non-current	9,513,378	9,415,541
Total	29,577,574	42,626,520

12.1                        Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	03.31.2019	12.31.2018
	ThCh$	ThCh$
Opening balance	9,415,541	8,286,355
Service costs	243,812	957,593
Interest costs	74,896	565,167
Net actuarial losses	52,256	271,045
Benefits paid	(273,127)	(664,619)
Total	9,513,378	9,415,541

12.1.1                       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	03.31.2019	12.31.2018

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

12.2                                Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	03.31.2019	03.31.2018
	ThCh$	ThCh$
Wages and salaries	45,603,850	53,533,348
Employee benefits	12,316,439	11,666,757
Severance and post-employment benefits	1,076,372	1,229,570
Other personnel expenses	3,793,308	3,628,514
Total	62,789,969	70,058,189

NOTE 13 — INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

Taxpayer		Country of	Functional	Carrying Value		Percentage interest
ID	Name	Incorporation	Currency	03.31.2019	12.31.2018	03.31.2019	12.31.2018
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,949,754	18,743,604	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	21,044,635	21,727,894	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	Brazilian real	1,161,564	1,228,256	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	Brazilian real	61,938	94,706	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	22,870,851	22,979,029	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	Brazilian real	6,087,155	6,244,839	7.52%	7.52%
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	Chilean peso	31,359,126	31,392,617	35.00%	35.00%
Total				101,535,023	102,410,945

(1)             In this company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)             In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

13.2              Movement

The movement of investments in associates accounted for using the equity method is shown below:

Details	03.31.2019	12.31.2018
	ThCh$	ThCh$
Opening Balance	102,410,945	86,809,069
Other investment increases in associates (Capital contributions to Leão Alimentos e Bebidas Ltda. and Coca-Cola del Valle New Ventures S.A.)		15,615,466
Dividends received		(403,414)
Share in operating income	802,501	2,194,144
Unrealized income	21,319	85,268
Increase (Decrease) due to foreign currency translation differences	(1,689,742)	(1,889,588)
Ending Balance	101,535,023	102,410,945

13.3 Reconciliation of share of profit in investments in associates:

Details	03.31.2019	03.31.2018
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	802,501	984,810

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(207,387)	(59,505)

Amortization of Fair Value in Envases CMF S.A.	21,318	21,362

Income Statement Balance	616,432	946,667

13.4              Summary financial information of associates:

The following table presents summarized information regarding the Company´s equity investees as of March 31, 2019:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	76,326,363	104,673,034	10,629,063	369,076	239,504,293	94,999,707	97,597,055

Total liabilities	38,043,156	47,495,956	33	214,229	46,038,931	21,702,592	12,337,638

Total revenue	15,791,790	12,683,683	60,408	151,365	25,064,928	7,599,223	9,083,690

Net income (loss) of associate	369,670	2,297,023	60,408	151,365	(422,740)	(198,405)	475,685

Reporting date	03-31-2019	02-28-2019	02-28-2019	02-28-2019	02-28-2019	02-28.2019	03-31-2019

The following table presents summarized information regarding the Company´s equity investees as of March 31, 2018:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	74,172,108	104,988,399	10,693,699	387,103	271,551,702	86,106,622	47,852,101

Total liabilities	35,373,677	47,565,647	34	114,121	72,440,398	1,030,111	4,282,552

Total revenue	14,284,678	8,982,293	61,082	269,352	31,718,760	709,959	163,400

Net income (loss) of associate	1,207,034	(19,979)	61,082	269,352	(584,031)	372,533	(100,547)

Reporting date	03-31-2018	02-28-2018	02-28-2018	02-28-2018	02-28-2018	02-28-2018	02-28-2018

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	03-31-2019			12-31-2018
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	645,858,189	(322,565)	645,535,624	661,285,834	(259,434)	661,026,400
Software	31,505,999	(24,439,771)	7,066,228	31,526,159	(24,160,202)	7,365,957
Others	711,319	(281,123)	430,196	728,198	(298,002)	430,196
Total	678,075,507	(25,043,460)	653,032,048	693,540,191	(24,717,638)	668,822,553

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	03.31.2019	12.31.2018
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	304,867,644	304,888,183
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	176,297,938	181,583,404
Paraguay	162,538,176	172,594,328
Argentina (North and South)	1,831,866	1,960,485
Total	645,535,624	661,026,400

The movement and balances of identifiable intangible assets are detailed as follows:

	01-01-2019 to 03-31-2019				01-01-2018 to 12-31-2018
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights		Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Opening balance	661,026,400	430,196	7,365,957	668,822,553	656,294,617		470,918	6,507,343	663,272,878
Additions	—	—	261,722	261,722	—	(1)	—	3,718,038	3,718,038
Amortization	(95,598)	—	(430,923)	(526,522)	(112,601)		(40,722)	(1,971,417)	(2,124,740)
Other increases (decreases) (1)	(15.395.178)	—	(130,528)	(15,525,706)	4,844,384		—	(888,007)	(30,595,028)
Total	645,535,624	430,196	7,066,228	653,032,048	661,026,400		430,196	7,365,957	668,822,553

(1) Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

14.2        Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts indicating a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash-generating unit (CGU).

Management reviews business performance based on geographic segments. Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay. Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: (investment in the associate Sorocaba)

•                  Brazil: (investment in the associate Leão Alimentos S.A.)

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2018 was estimated with the Capital Asset Pricing Model, which allows estimating a discount rate according to the risk level of the CGU in the country where it operates. A nominal discount rate before taxes is used according to the following table:

	Discount Rate	Discount Rate
	2018	2017
Argentina	21.2%	17.1%
Chile	8.1%	7.2%
Brazil	10.9%	9.6%
Paraguay	10.1%	9.1%

Management carries out the annual goodwill impairment test as of December 31 of each year for each CGU.

b.                  Other assumptions

Financial projections to determine the present net value of future cash flows of the CGU are modelled based on the main historical variables , and the respective budgets approved by the CGU. In this sense, a conservative growth rate is used, which reach 3% for the soft drinks category and up to % for the less developed categories such as juices and water. Perpetuity growth rates between 1% and 2.5% are established by operation depending on the level of consumption maturity of the products at each operation are set beyond the fifth year of projection. In this sense, the variables of greater sensitivity in these projections correspond to discount rates applied in order to determine the net present value of projected flows, perpetuity growths and EBITDA margin considered in each CGU.

For purposes of sensitizing the impairment test, variations were made to the main variables used in the model. Following we present the ranges used for each of the modified variables:

•                                          Discount rate: Increase/decrease of up to 100bps as value in the rate with which the future flows are discounted to bring them to present value

•                                          Perpetuity: Increase/decrease of up to 75bps in the rate to calculate the perpetual growth of future flows

•                                          EBITDA margin: Increase/decrease of 100bps in the EBITDA margin of operations, which is applied per year for the projected periods, i.e. for the years 2019-2023

14.2.3              Conclusions

The Company performs annual impairment assessments annually, as a result of the tests carried out at December 31, 2018 and 2017 no signs of impairment were identified in any of the CGUs, assuming conservative EBITDA margins projections and in line with market history.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in Goodwill as of March 31, 2019 and December 31, 2018 is detailed as follows:

Operating segment	01.01.2019	Additions/ Disposals	Foreign currency translation differences where functional currency is different from presentation currency	03.31.2019
	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—
Brazilian operation	73,080,100	—	(2,079,879)	71,001,221
Argentine operation	28,319,129	—	(1,859,018)	26,459,111
Paraguayan operation	7,327,921	—	(426,959)	6,900,962
Total	117,229,173	—	(4,365,855)	112,863,317

Operating segment	01.01.2018	Additions/ Disposals	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	8,503,023
Brazilian operation	73,509,080	—	(428,980)	73,080,100
Argentine operation	4,672,971	—	23,645,158	28,319,129
Paraguayan operation	6,913,143	—	414,778	7,327,921
Total	93,598,217	—	23,630,956	117,229,173

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	03.31.2019	12.31.2018
	ThCh$	ThCh$
Bank loans	21,166,822	21,542,736
Bonds payable	15,223,915	20,664,481
Deposits in guarantee	12,198,015	12,242,464
Derivative contract obligations (see note 20)	12,929	130,829
Leasing agreements	5,944,977	1,534,467
Total	54,546,658	56,114,977

Non-current	03.31.2019	12.31.2018
	ThCh$	ThCh$
Bank loans	1,737,052	2,439,253
Bonds payable	691,071,294	700,327,057
Leasing agreements	26,106,707	13,797,468
Total	718,915,053	716,563,778

The fair value of financial assets and liabilities as of March 31, 2019 and December 31, 2018 is presented below:

Current	Book Value 03.31.2019	Fair Value 03.31.2019	Book Value 12.31.2018	Fair Value 12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	121,795,389	121,795,389	137,538,613	137,538,613
Other financial assets (3)	457,009	457,009	683,567	683,567
Trade and other accounts receivable (3)	132,009,673	132,009,673	187,210,279	187,210,279
Accounts receivable from related companies (3)	7,915,757	7,915,757	9,450,263	9,450,263
Bank loans (1)	21,166,822	19,625,633	21,542,736	20,298,761
Bonds payable (2)	15,223,815	17,328,477	20,664,481	22,318,939
Deposits in guarantee (3)	12,198,015	12,198,015	12,242,464	12,242,464
Derivative contract obligations (3) (see note 20)	12,929	12,929	130,829	130,829
Leasing agreements (3)	5,944,977	5,944,977	1,534,467	1,534,467
Trade and other accounts payable (3)	197,842,088	197,842,088	238,109,847	238,109,847
Accounts payable from related companies (3)	50,597,730	50,597,730	45,827,859	45,827,859

Non-current	03.31.2019	03.31.2019	12.31.2018	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	98,426,232	98,426,232	97,362,295	97,362,295
Trade and other receivables	64,638	64,638	1,270,697	1,270,697
Accounts receivable from related companies (3)	119,256	119,256	74,340	74,340
Bank loans (1)	1,737,052	1,681,592	2,439,253	2,307,396
Bonds payable (2)	691,071,294	785,573,371	700,327,057	755,694,265
Leasing agreements (3)	26,106,707	26,106,707	13,797,468	13,797,468
Trade and other accounts payable (3)	815,779	815,779	735,665	735,665

(1)         The fair values are based on discounted cash flows using market discount rates as of the close of each fiscal year and are Level 2 fair value measurements.

(2)         The fair value of corporate bonds is classified as Level 2 fair value measurements based on quoted prices for the Company’s obligations.

(3)         The fair value approximates book value considering the nature and term of the obligations.

15.1.1 Bank obligations, current

										Maturity		Total
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	03.31.2019	12.31.2018
										ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	—	738,432	738,432	726,943
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	20.00%	20.00%	—	—	—	1,071
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	29,828	86,368	116,196	171,415
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	80,796	158,284	239,080	277,517
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Quarterly	4.50%	4.50%	599,005	1,785,697	2,384,702	2,455,578
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	6.24%	6.24%	1,146,120	16,542,292	17,688,412	17,910,212
Total												21,166,822	21,542,736

15.1.2 Bank obligations, non-current

										Maturity
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years Up to 5	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	years	Years	03.31.2019
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.1%	2.1%	1,434,754	—	—	—	—	1,434,754
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.6%	6.6%	51.891	41.791	41.791	68.616	—	204,089
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	98,209	—	—	—	—	98,209
Total															1,737,052

15.1.2 Bank obligations, non-current December 31, 2018

										Maturity
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	31.12.2018
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.1%	2.1%	1,434,786	—	—	—	—	1,434,786
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.6%	6.6%	72,439	43,033	43,033	81,225	—	239,730
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.2%	7.2%	151,873	—	—	—	—	151,873
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.5%	4.5%	612,864	—	—	—	—	612,864
Total															2,439,253

15.1.3 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

15.2.1        Bonds payable

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of US$210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%.

The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to ThCh$9,583,000, were recorded in results under the item financial costs.

	Current		Non-current		Total
Composition of bonds payable	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	15,470,419	21,038,064	694,674,937	704,048,747	710,145,356	725,086,811
Expenses of bond issuance and discounts on placement	(246,504)	(373,583)	(3,603,643)	(3,721,690)	(3,850,147)	(4,095,273)
Net balance presented in statement of financial position	15,223,915	20,664,481	691,071,294	700,327,057	706,295,209	720,991,538

15.2.2     Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Face	Unit of	Interest	final	Interest	Date Amortization
	Series	amount	Adjustment	rate	Maturity	Payment	of capital	03.31.2019	12.31.2018
Bonds, current portion								ThCh$	ThCh$
CMF Registration N°254 CMF 06.13.2001	B	2.119.380	UF	6.5%	06.01.2026	Semiannually	06.01.2019	7,522,530	6,598,389
CMF Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	199,062	614,152
CMF Registration N°759 08.20.2013	C	375.000	UF	3.5%	08.16.2020	Semiannually	08.16.2019	6,934,045	7,069,487
CMF Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	493,071	1,545,334
CMF Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	250,478	1,027,009
CMF Registration N°912 10.10.2018	F	5.700.000	UF	2.83%	09.25.2016	Semiannually	09.25.2039	71,233	1,013,805
Bonds USA	—	365.000.000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	—	3,169,888
Total current portion								15,470,419	21,038,064
Bonds non-current portion
CMF Registration N°254 CMF 06.13.2001	B	2.119.380	UF	6.5%	06.01.2026	Semiannually	06.01.2019	52,131,966	52,132,023
CMF Registration N°641 08.23.2010	C	1.500.000	UF	4.0%	08.15.2031	Semiannually	02.15.2021	41,348,640	41,348,685
CMF Registration N°759 08.20.2013	C	375.000	UF	3.5%	08.16.2020	Semiannually	08.16.2019	3,445,719	6,891,448
CMF Registration N°760 08.20.2013	D	4.000.000	UF	3.8%	08.16.2034	Semiannually	02.16.2032	110,263,040	110,263,160
CMF Registration N°760 04.02.2014	E	3.000.000	UF	3.75%	03.01.2035	Semiannually	09.01.2032	82,697,288	82,697,378
CMF Registration N°912 10.10.2018	F	5.700.000	UF	2.83%	09.25.2016	Semiannually	09.25.2039	157,124,833	157,125,003
Bonds USA	—	365.000.000	US$	5.0%	10.01.2023	Semiannually	10.01.2023	247,663,451	253,591,050
Bonds non-current portion								694,674,937	704,048,747

Accrued interest included in the current portion of bonds totaled ThCh$2,288,647 and ThCh$7,856,274 at March 31, 2019 and December 31, 2018, respectively.

15.2.3                       Non-current maturities

		Year of maturity				Total non- current
		more than 1	more than 2	more than 3
	Series	to 2	to 3	to 4	More than 5	03.31.2019
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°254 06.13.2001	B	6,704,710	7,134,655	7,598,405	30,694,196	52,131,966
SVS Registration N°641 08.23.2010	C	—	1,879,434	3,758,867	35,710,339	41,348,640
SVS Registration N°759 08.20.2013	C	3,445,719	—	—	—	3,445,719
SVS Registration N°760 08.20.2013	D	—	—	—	110,263,040	110,263,040
SVS Registration N°760 04.02.2014	E	—	—	—	82,687,288	82,697,288
CMF Registration N°912 10.10.2018	F				157,124,833	157,124,833
Bonds USA	—	—	—	—	247,663,451	247,663,451
Total		10,150,429	9,014,089	11,357,272	664,153,147	694,674,937

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating as of March 31, 2019:

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of March 31, 2019, is the following:

BBB                     :                    Standard&Poors rating

BBB+              :                    Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5                                                              Restrictions

15.2.5.1                                                    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.0% maturing on October 1, 2023. These bonds do not have financial restrictions. In October 2018, there was a partial repurchase of this bond for US $210 million, with US$365 million remaining outstanding.

15.2.5.2                                                    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

The outstanding series as of March 31, 2019, is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of March 31, 2019 is UF 2,119 million.

Series B was issued with charge to the bonds line registered with the Securities Registered under number 254 dated September 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2019, indebtedness level is 0.78 times of Consolidated Equity.

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2019, this index is 1.72 times.

Restrictions regarding bond lines registered in the Securities Registered under number 641.

Because of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of March 31, 2019, the balance of outstanding capital is UF 1.5 million.

Series C was issued with charge to the Bond Lines registered with the Securities Registrar, under number 641, on August 23, 2010.

Regarding Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of March 31, 2019, Net Financial Debt was 0.64 times.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of March 31, 2019, this index is 1.72 times.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of March 31, 2019, Net Financial Coverage level is 5.99 times.

Ebitda 12 months		305,243,157
Ebitda (January — March 2018)	(95,079,197)
Ebitda (January — December 2018)	308,906,371
Ebitda (January — March 2019)	91,415,983

Net financial expenses (12 months)		(50,939,431)
Financial expenses (January — March 2018)	11,103,406
Financial expenses (January — December 2018)	(55,014,660)
Financial expenses (January — March 2019)	(11,025,787)
Financial income (January — March 2018)	(976,970)
Financial income (January — December 2018)	3,940,244
Financial income (January — March 2019)	1,034,336

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuances were structured into three series.

•             Series C outstanding as of March 31, 2019, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759. Outstanding capital as of March 31, 2019, is UF 0.375 million.

•             Series D and E outstanding as of March 31, 2019, for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August 2013 (series D) and UF 3 million during April 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760. The annual interest rates are 3.8% for Series D and 3.75% for Series E. The outstanding capital balance as of March 31, 2019, of both series amounts to UF 7.000 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2019, Indebtedness Level is 0.64 times of Consolidated Equity.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2019, this index is 1.72 times.

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

Restrictions regarding bond lines registered in the Securities Registrar under number 912.

In October 2018, a Series F bond was issued in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.8%.

Regarding Series F Local Bond, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times.

For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2019, this index equals 0.64 times.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2019, this index equals 1.72 times.

•             Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of March 2019, and December 31, 2018, the Company complies with all financial collaterals.

15.2.6                                                              Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of March 31, 2019, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these Consolidated Financial Statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

15.3.1                       Derivative contract obligations

Please see details in Note 20.

15.4.1                                                              Current liabilities for leasing agreements

Indebted Entity		Creditor Entity							Maturity		Total
Name	Country	Tax ID	type	Type	Currency	Amortization Type	Effective Rate	Nominal Rate	Up to 90 days	90 days to 1 year	At 03.31.2019	At 12.31.2018
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.215%	10.227%	—	—	—	11,996
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	23,234	—	23,234	75,260
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	50,781	—	50,781	109,573
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	171,332	546,555	717,887	716,978
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Brazilian real	Monthly	7.65%	7.39%	77,819	242,250	320,069	339,665
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Property	Brazil	Brazilian real	Monthly	8.20%	8.20%	65,548	204,546	270,094	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	Brazilian real	Monthly	6.56%	6.56%	211,002	592,809	803,811	—
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	238,693	—	238,693	280,995
Embotelladora del Atlántico S.A	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	20,011	60,034	80,045	—
Embotelladora del Atlántico S.A	Argentina	Foreign	Banco Comafi	Argentina	Dollars	Monthly	12.00%	12.00%	30,090	90,270	120,360	—
Embotelladora del Atlántico S.A	Argentina	Foreign	Property	Argentina	Argentine Peso	Monthly	50,00%	50,00%	65,053	195,159	260,212	—
Vital Aguas S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	Chilean pesos	Monthly	6.2%	0.27%	271,625	814,875	1,086,500	—
Envases Central S.A.	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A.	Chile	Chilean pesos	Monthly	6.7%	0.27%	493,323	1,479,968	1,973,291	—
Total											5,944,977	1,534,467

15.4.2                                                              Non-current liabilities for leasing agreements March 31, 2019

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Name	Country	Tax ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	03.31.2019
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	811,212	916,669	1,035,836	1,170,495	8,571,191	12,505,403
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Brazilian real	Monthly	7.65%	7.39%	340,898	197,088	76,370	—	—	614,356
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Property	Brazil	Brazilian real	Monthly	8.20%	8.20%	230,662	35,740	5,773	—	—	272,176
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	Brazilian real	Monthly	6.56%	6.56%	549,434	339,162	332,650	312,292	585,005	2,118,544
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollar	Monthly	12.00%	12.00%	—	149,535		—	—	149,535
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	Dollar	Monthly	12.00%	12.00%	—	263,789		263,789	198,324	725,901
Embotelladora del Atlántico S.A.	Argentina	Foreign	Property	Argentina	Argentine Peso	Monthly	50.00%	50.00%	—	138,639		—	—	138,639
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	Chilean pesos	Monthly	6.2%	0.27%	3,168,958	—	—	—	—	3,168,958
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	Chilean pesos	Monthly	6.7%	0.27%	5,919,874	—	493,322	—	—	6,413,196
TOTAL														26,106,707

15.4.3                                                              Non-current liabilities for leasing agreements December 31, 2018

										Maturity
	Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tax ID	Name	Country	Tax, ID	Name	Country	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2018
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração Light Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	810,185	915,509	1,034,525	1,169,014	9,466,995	13,396,228
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Brazilian real	Monthly	7.65%	7.39%	401,240	—	—	—	—	401,240

Total															13,797,468

15.4.4 Current and non-current leasing agreements obligations “Restrictions”

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

NOTE 16 —   TRADE AND OTHER ACCOUNTS PAYABLE, CURRENT AND NON-CURRENT

Trade and other current accounts payable are detailed as follows:

Item	03.31.2019	12.31.2018
	ThCh$	ThCh$
Trade accounts payable	141,872,270	174,486,806
Withholdings tax	43,474,110	47,693,379
Others	13,311,487	16,665,327
Total	198,657,867	238,845,512

Current	197,842,088	238,109,847
Non-current	815,779	735,665
Total	198,657,867	238,845,512

NOTE 17 — OTHER PROVISIONS, CURRENT AND NON-CURRENT

17.1                                 Balances

Detail (see note 21.1)	03.31.2019	12.31.2018
	ThCh$	ThCh$

Tax Contingencies	44,112,960	47,991,514
Labor Contingencies	11,777,933	10,376,830
Civil Contingencies	2,815,175	4,084,182
Total	58,706,068	62,452,526

17.2                                 Movements

The movement of principal provisions over law suits is detailed as follows:

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Opening Balance as of January 01	62,452,526	65,624,166
Additional provisions	(1,855)	46,657
Increase (decrease) in existing provisions	(1,492,921)	(4,998,530)
Payments	792,356	6,139,963
Reverse unused provision (*)	(527)	(2,157,152)
Increase (decrease) due to foreign exchange differences	(3,043,511)	(2,202,578)
Total	(58,706,068)	62,452,526

(*) Reversal of provisions made by defendants performed by the Brazilian tax authority on the use of tax credits resulting from favorable sentencing to Rio de Janeiro Refrescos Ltda.

NOTE 18 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Dividend payable	198,196	21,584,314
Other	12,073,700	12,189,900
Total	12,271,896	33,774,214

NOTE 19 —   EQUITY

19.1                                 Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2019	2018	2019	2018	2019	2018
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.1                       Equity:

	Subscribed Capital		Paid-in capital
Series	2019	2018	2019	2018
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.2                       Rights of each series:

•                                                   Series A: Elects 12 of the 14 Directors

•                                                   Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2019, the shareholders agreed to pay out of the 2018 earnings are final dividend to complete the 30% required by the Law 18,046 which will be paid in May 2019 , and an additional dividend will be paid in August 2019.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 03.31.2019	Amount of accumulated earnings at 03.31.2019
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(12.019.601)	2.780.783
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2.638.113	7.291.414
Full absorption cost accounting parent Company	Sale of products	305,175	(305.175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(747.882)	198.921
Deferred taxes complementary accounts parent Company	Depreciation	(1,444,960)	1.444.960	—
Total		19,260,703	(9.023.398)	10.237.305

The dividends declared and paid per share are presented below:

Payment month		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share

2018	January	Interim	2017	21.50	23.65
2018	May	Final	2017	21.50	23.65
2018	August	Additional	Retained Earnings	21.50	23.65
2018	October	Interim	2018	21.50	23.65
2019	January	Interim	2018	21.50	23.65

19.3                                 Other Reserves

The balance of other reserves includes the following:

Description	03.31.2019	12.31.2018
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(352,522,132)	(306,674,528)
Cash flow hedge reserve	(12,759,396)	(13,668,932)
Reserve for employee benefit actuarial gains or losses	(1,954,077)	(1,954,077)
Legal and statutory reserves	5,435,538	5,435,538
Other	7,469,368	6,014,568
Total	67,370,821	110,854,089

19.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A., which was the value of the capital increase notarized in legal terms.

19.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4                       Legal and statutory reserves

The balance of other reserves is established through the following concept:

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 as of December 31, 2009

19.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	03.31.2019	12.31.2018
	ThCh$	ThCh$
Brazil	(123.865.915)	(114.180.197)
Argentina(*)	(223.155.351)	(201.118.180)
Paraguay	(5.500.866)	8.623.849
Total	(352.522.132)	(306.674.528)

The movement of this reserve for the fiscal years ended March 31, 2019 and 2018, is detailed as follows:

Details	03.31.2019	03.31.2018
	ThCh$	ThCh$
Brazil	(9.685.718)	(8.641.278)
Argentina	(22.037.171)	(15.371.455)
Paraguay	(14.124.715)	(2.446.532)
Total	(45.847.604)	(26.459.265)

19.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. As of March 31, 2019 and December 31, 2018, this account is detailed as follows:

	Non-controlling Interests
	Ownership %		Shareholders’ Equity		Income
Details	2019	2018	March 2019	December 2018	March 2019	December 2018
			ThCh$	ThCh$	ThCh $	ThCh $
Embotelladora del Atlántico S.A.	0.0171	0.0171	23,974	23,260	2,235	3,633
Andina Empaques Argentina S.A.	0.0209	0.0209	2,084	2,113	111	96
Paraguay Refrescos S.A.	2.1697	2.1697	5,238,457	5,378,074	172,963	556,112
Vital S.A.	35.0000	35.0000	7,726,128	7,674,785	51,343	271,063
Vital Aguas S.A.	33.5000	33.5000	2,096,438	1,986,493	109,946	36,696
Envases Central S.A.	40.7300	40.7300	5,030,054	4,836,892	199,820	(20,225)
Total			20,117,167	19,901,617	536,418	847,375

19.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	03.31.2019
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	21.959.036	24.155.100	46.114.636
Average weighted number of shares	473.289.301	473.281.303	946.570.604
Earnings per basic and diluted share (in Chilean pesos)	46.40	51.04	48.72

	03.31.2018
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	20.001.231	22.001.000	42.002.231
Average weighted number of shares	473.289.301	473.281.303	946.570.604
Earnings per basic and diluted share (in Chilean pesos)	42.26	46.49	44.37

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets.

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for BRL/USD, for which it is necessary to discount future cash flows in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing dates as of March 31, 2019 and December 31, 2018, the Company held the following derivative instruments:

20.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swaps associated with US Bonds

At March 31, 2019, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$360 million into Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. Said contracts are valued at their value and the net value to be received as of March

31, 2019 amounted to ThCh$89,187,173. These swap contracts have the same terms of the underlying bond obligation and expire in 2023. Additionally, the fair value of these derivatives which is lower than the hedged items amounted to ThCh$13,068,049 and has been recognized within other equity reserves as of March 31, 2019.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income amounted to ThCh$342,130 as of  March 31, 2019.

20.2. Forward currency transactions expected to be very likely:

During 2019 and 2018, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during these years. The total amount of outstanding forward contracts was US$56.1 million as of March 31, 2019 (US$56.8 million as of December 31, 2018). These agreements were recorded at fair value, resulting in net earnings due to hedge recycling of ThCh$68,285 for the period ended March 31, 2019, and hedge asset and liabilities of ThCh$444,785 and ThCh$12,929, respectively. Contracts that ensure future flows of foreign currency have been designated as hedge agreements, as of March 31, 2019 with a pending amounted to be recycled to income in the amount of ThCh$308,653.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Fair value hierarchy

As of March 31, 2019, the Company had total assets related to its foreign exchange derivative contracts for ThCh$89,631,958 (ThCh$88,116,189 as of December 31, 2018) and liabilities for ThCh$12,929 as of March 31, 2019 (ThCh$130,829 as of December 31, 2018). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:              quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:              Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at March 31, 2019
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets
Other current financial assets	—	444,785	—	444,785
Other non-current financial assets	—	89,187,173	—	89,187,173
Total assets	—	89,631,958	—	89,631,958

Liabilities
Current liabilities
Other current financial liabilities	—	12,929	—	12,929
Total liabilities	—	12,929	—	12,929

	Fair Value Measurements at December 31, 2018
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	669,527		669,527
Other non-current financial assets	—	87,446,662	—	87,446,662
Total assets	—	88,116,189	—	88,116,189

Liabilities
Current liabilities
Other current financial liabilities	—	130,829	—	130,829
Total liabilities	—	130,829	—	130,829

NOTE 21 —   CONTINGENCIES AND COMMITMENTS

21.1                                                                        Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)   Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$915,197. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$545,013 to guaranty judicial liabilities

2)   Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$53,182,674 Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees as of March 31, 2019 and December 31, 2018, amounted to ThCh$29,465,591 and ThCh$31,953,725, respectively.

To ensure fulfillment of the obligations arising from judicial proceedings faced in Brazil, Rio de Janeiro Refrescos Ltda., has taken guarantee insurance and guarantee letters amounting to R$983,551,323 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.45% annual commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for R$598,745,218, was settled in favor of the Company, and additionally during 2017 several trials were settled in favor of the Company in the amount for R$135,282,155 however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$407,146,291.

The Company rejects the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting R$1,175,022,716 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount R$204,201,291 equivalent to ThCh$35,557,446.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criterion, an initial provision has been made in the business combination accounting for an amount of R$67,326,979 equivalent to ThCh$11,723,606.

3)   Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$4,593,920. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$14,277. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	03.31.2019	12.31.2018
					ThCh$	ThCh$
Gas Licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Inmob. E Invers. Supetar Ltda	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	4,579	4,579
Maria Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Employee claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	5,525,531	5,336,644
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	11,242,405	12,597,136
Government entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	12,697,655	13,209,635
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	313	369
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	470	553
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	336	395
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	6	7
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	18,193	21,420
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	34,553	40,682
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,397	1,645
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	216,097	254,430
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	67	78
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,817	3,317
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	3,917	4,612
Locadores Varios	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	16,192	46,169
Aduana De EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	2,559	3,013
Municipalidad De Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	1,352	1,592
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	4,204	4,949
Municipalidad De Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	61	72
Migoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	95	112
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	262	309
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	196,262	231,077
Gomez Alejandra Raquel	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	30	35
Lopez Gustavo Gerardo C/Inti Saic Y Otros	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	192	226
Tribunal Superior De Justicia De La Provincia De Córdoba	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	246	290
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial Deposit	Other non-current, non-financial assets	35,218	41,465
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial Deposit	Other non-current, non-financial assets	6,261	—
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial Deposit	Other non-current, non-financial assets	3,913	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	4,093	4,164
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	883	904
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	714	758
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,221	1,251
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Building	Property, plant and equipment	1,160	1,191
Total					30,026,959	31,816,781

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Warranty creditor	Name	Relationship	Guarantee	Type	03.31.2019	12.31.2018
					ThCh$	ThCh$
Employee procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,466,717	2,601,353
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	7,549,902	8,233,853
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	112,260,870	116,192,877
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	42,719,860	43,015,207
HSBC	Sorocaba Refrescos S.A.	Associate	Loan	co-signers	3,482,588	3,586,095
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Judicial action	2,785,200	3,236,092
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	624,359	699,502
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Bond insurance	Faithful fulfillment of contract	41,954	182,459

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of March 31, 2019, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate for UF16,694 million denominated in UF (“UF”), a currency indexed to inflation in Chile (the Company’s sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through a 144A/RegS Bond at a fixed rate for US$365 million (original amount issued US$575 million and partial prepayment in October 2019 for US$210 million), denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than US$250,000 according to the country’s reality.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating —according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 92% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$62,105,536. A provision of ThCh$1,544,050 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

c.               Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)        Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of March 31, 2019, the Company maintains a net investment of ThCh$146,060,583 in Argentina, composed by the recognition of assets amounting to ThCh$213,346,367 and liabilities amounting to Ch$67,285,784. These investments accounted for 21.5% of the Company’s consolidated sales revenues

As of March 2019, the Argentine peso devalued by 15.1% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso depreciated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$649,200 and a decrease in equity of ThCh$5,719,518, originated by lower asset recognition of ThCh$9,767,224 and by lower liabilities recognition of ThCh$4,047,706.

a.2 Investment in Brazil

As of March 31, 2019, the Company maintains a net investment of ThCh$271,365,967 in Brazil, composed by the recognition of assets amounting to ThCh$790,620,826 and liabilities amounting to ThCh$519,254,859. These investments accounted for 34.7% of the Company’s consolidated sales revenues.

As of March 31, 2019, the Brazilian Real devalued by 2.9% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real depreciated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of ThCh$693,067 and a decrease in equity of ThCh$12,304,067, originated by lower asset recognition of ThCh$37,663,596 and by lower liabilities recognition of ThCh$ 25,358,920.

a.3 Investment in Paraguay

As of March 31, 2019, the Company maintains a net investment of ThCh$241,432,644 in Paraguay, composed by the recognition of assets amounting to ThCh$272,963,528 and liabilities amounting to ThCh$31,530,885. These investments accounted for 8.7% of the Company’s consolidated sales revenues.

As of March 31, 2019, the Paraguayan Guarani appreciated by 5.8% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$379,610 and a decrease in equity of ThCh$11,115,499 originated by lower asset recognition of ThCh$12,828,296 and lower liabilities recognition of ThCh$1,712,797.

b)        Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of March 31, 2019, the Company maintains a net liability position totaling ThCh$232,178,185, basically composed of bonds payable and leasing contracts for ThCh$248,977,984 partially offset by financial assets denominated in dollars for ThCh$16,799,799.

All U.S. Dollar liabilities amounting to ThCh$248,977,984 correspond to dollar liabilities of the Chilean, Argentinean and Brazilian operations and are, therefore, exposed to the volatility of the Chilean peso against the U.S. Dollar.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of March 31, 2019, to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$12,092,615.

c) Assets purchased or indexed to foreign currency exposure

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates a 12-month forward horizon. As of March 31, 2019, US$56.1 million for future purchases have been hedged-for the following 12 months.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$1,410,817 as of March 31, 2019. Currently, the Company has contracts to hedge this effect in Chile, Argentina, Paraguay and Brazil.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these Consolidated Financial Statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$2,260,300 in earnings for the period ended March 31, 2019. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More than 1 year up to 2	More than 2 years up to 3	More than 3 up to 4	More than 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	20,515,201	1,557,587	770,807	41,827	78,940
Bond payable	42,732,734	40,927,381	39,189,702	39,040,815	830,195,114
Operating lease obligations	8,015,746	7,278,094	6,651,884	4,047,877	11,651,943
Purchase obligations	57,214,789	7,150,724	1,075,976	269,459	—
Total	128,478,470	56,913,786	47,688,369	43,399,978	841,925,997

NOTE 23 — EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2019	01.01.2018
Details	03.31.2019	03.31.2018
	ThCh$	ThCh$
Direct production costs	185,575,078	209,544,800
Payroll and employee benefits	62,789,969	70,058,189
Transportation and distribution	59,541,168	40,610,964
Marketing	2,582,546	9,391,368
Depreciation and amortization	25,943,081	24,723,334
Repairs and maintenance	4,811,916	6,719,011
Other expenses	38,261,023	42,625,070
Total	379,504,781	403,672,736

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

NOTE 24 — OTHER INCOME

Other income by function is detailed as follows:

	01.01.2019	01.01.2018
Details	03.31.2019	03.31.2018
	ThCh$	ThCh$
Gain on disposal of Property, plant and equipment	13,153	29,643
Others	71,618	54,311
Total	84,771	83,954

NOTE 25 — OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2019	01.01.2018
Detail	03.31.2019	03.31.2018
	ThCh$	ThCh$
Contingencies and Non-operating fees	1,293,190	3,047,615
Tax on bank debits	1,123,177	2,217,366
Disposal and write-off of Property, plant and equipment	26,515	(213,454)
Others	(157,758)	751,346
Total	2,285,124	5,802,873

NOTE 26 — FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2019	01.01.2018
Detail	03.31.2019	03.31.2018
	ThCh$	ThCh$
Interest income	412,476	118,093
Other interest income	621,860	858,877
Total	1,034,336	976,970

b)             Finance expenses

	01.01.2019	01.01.2018
Detail	03.31.2019	03.31.2018
	ThCh$	ThCh$
Bond interest	9,567,929	9,305,364
Bank loan interest	468,809	514,456
Other interest costs	989,049	1,283,586
Total	11,025,787	11,103,406

NOTE 27 — OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2019	01.01.2018
Details	03.31.2019	03.31.2018
	ThCh$	ThCh$
(Losses) gains on ineffective portion of hedge derivatives	—	(796,598)
Total	—	(796,598)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of March 31, 2019 and December 31, 2018, are the following:

CURRENT ASSETS	03.31.2019	12.31.2018
	ThCh$	ThCh$
Cash and cash equivalents	121,795,389	137,538,613
US Dollars	16,799,799	5,917,041
Euros	9,609	51,401
Chilean pesos	29,985,083	86,121,695
Brazilian Real	1,284,370	28,040,970
Argentine Pesos	17,046,934	6,726,906
Paraguayan Guarani	56,669,594	10,680,600

Other financial assets	457,009	683,567
Chilean pesos	—	355,126
Brazilian Real	75,733	14,040
Argentine Pesos	334,868	300,359
Paraguayan Guarani	46,408	14,042

Other non-financial assets	27,811,701	5,948,923
US Dollars	586,777	45,053
Unidad de Fomento	97,793	78,623
Chilean pesos	16,145,170	3,589,253
Brazilian Real	1,269,043	1,275,073
Argentine Pesos	9,134,499	460,125
Paraguayan Guarani	578,419	500,796

Trade and other accounts receivable, net	132,009,673	174,113,323
US Dollars	1,383,899	863,794
Euros	869	52,332
Unidad de Fomento	613,301	1,414,800
Chilean pesos	67,082,254	73,028,244
Brazilian Real	45,982,628	66,585,089
Argentine Pesos	11,674,723	25,000,141
Paraguayan Guarani	5,271,999	7,168,923

Accounts receivable from related companies	7,915,757	9,450,263
US Dollars	28,779	26,557
Chilean pesos	7,207,893	6,911,814
Argentine Pesos	679,085	2,511,892

Inventory	150,466,627	151,319,709
US Dollars	2,444,152	2,197,382
Euros	—	12,522
Chilean pesos	50,395,841	50,130,341
Brazilian Real	46,160,275	36,797,523
Argentine Pesos	34,994,792	46,394,230
Paraguayan Guarani	16,471,567	15,787,711

Current tax assets	3,661,563	2,532,056
Brazilian Real	3,661,563	2,532,056

Total Current Assets	444,117,719	481,586,454
US Dollars	21,243,406	9,049,827
Euros	10,478	116,255
Unidad de Fomento	711,094	1,493,423
Chilean pesos	197,500,752	220,136,473
Brazilian Real	127,134,325	135,244,751
Argentine Pesos	58,102,337	81,393,653
Paraguayan Guarani	39,415,327	34,152,072

NON-CURRENT ASSETS	03.31.2019	12.31.2018
	ThCh$	ThCh$
Other financial assets	98,426,232	97,362,295
Brazilian Real	89,187,173	87,446,661
Argentine Pesos	9,239,059	9,915,634

Other non-financial assets	32,820,847	34,977,264
US Dollars	87,376	22,917
Unidad de Fomento	314,720	314,283
Chilean pesos	47,531	47,532
Brazilian Real	30,164,385	32,070,120
Argentine Pesos	2,047,906	2,315,682
Paraguayan Guarani	158,929	206,730

Trade and other receivables	64,638	1,270,697
Unidad de Fomento	3,629	1,204,097
Argentine Pesos	1,285	90
Paraguayan Guarani	59,724	66,510

Accounts receivable from related parties	119,256	74,340
Chilean pesos	119,256	74,340

Investments accounted for under the equity method
Chilean pesos	101,535,023	102,410,945
Brazilian Real	50,274,660	50,136,221
	51,260,363	52,274,724

Intangible assets other than goodwill	653,032,048	668,822,553
US Dollars	4,939,860	4,960,399
Chilean pesos	306,260,750	306,508,710
Brazilian Real	177,342,193	182,657,545
Argentine Pesos	1,951,069	2,101,571
Paraguayan Guarani	162,538,176	172,594,328

Goodwill	112,863,317	117,229,173
Chilean pesos	9,523,768	9,523,767
Brazilian Real	69,979,477	72,059,356
Argentine Pesos	26,459,110	28,318,129
Paraguayan Guarani	6,900,962	7,327,921

Property, plant and equipment	701,953,291	710,770,968
Euros	84,571	381,732
Chilean pesos	284,738,574	271,625,978
Brazilian Real	245,552,910	252,674,783
Argentine Pesos	108,883,882	117,532,176
Paraguayan Guarani	62,693,354	68,556,299

Total Non-Current Assets	1,700,814,652	1,732,918,235
US Dollars	5,027,236	4,983,316
Euros	84,571	381,732
Unidad de Fomento	318,349	1,518,380
Chilean pesos	650,964,539	637,916,548
Brazilian Real	663,486,501	679,183,189
Argentine Pesos	148,582,311	160,183,282
Paraguayan Guarani	232,351,145	248,751,788

	03.31.2019			12.31.2018
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, current	11,109,718	43,436,940	54,546,658	9,377,421	46,737,556	56,114,977
U.S. Dollars	288,794	150,304	439,098	130,829	3,304,011	3,434,840
Unidad de Fomento	7,522,530	8,439,817	15,962,347	7,831,899	10,536,509	18,368,408
Chilean pesos	764,948	12,146,717	12,911,665	—	9,681,676	9,681,676
Brazilian Real	2,468,393	20,347,410	22,815,803	1,413,622	20,833,877	22,247,499
Argentinean pesos	65,053	1,322,750	1,387,803	1,071	1,357,285	1,358,356
Paraguayan Guaraní	—	1,029,942	1,029,942	—	1,024,198	1,024,198

Trade and other accounts payable, current	186,986,315	10,855,772	197,842,088	234,715,484	3,394,363	238,109,847
U.S. Dollars	7,258,349	—	7,258,349	14,514,082	—	14,514,082
Euros	2,984,385	29,028	3,013,413	4,311,724	59,951	4,371,675
Unidad de Fomento	228,109	—	228,109	192,055	—	192,055
Chilean pesos	82,831,718	10,825,963	93,657,681	81,099,246	3,334,412	84,433,658
Brazilian Real	51,832,176	—	51,832,176	68,940,973	—	68,940,973
Argentinean pesos	33,962,344	781	33,963,125	54,846,437	—	54,846,437
Paraguayan Guaraní	7,700,435	—	7,700,435	10,805,605	—	10,805,605
Other currencies	188,799	—	188,799	5,362	—	5,362

Accounts payable to related companies, current	50,597,730	—	50,597,730	45,687,476	140,383	45,827,859
Chilean pesos	30,628,020	—	30,628,020	27,729,583	140,383	27,869,966
Brazilian Real	15,591,462	—	15,591,462	12,478,179	—	12,478,179
Argentinean pesos	4,378,248	—	4,378,248	5,479,714	—	5,479,714

Other provisions, current	1,726,484	381,713	2,108,197	1,789,275	1,696,338	3,485,613
Chilean pesos	1,726,484	367,436	2,093,920	1,789,275	1,681,178	3,470,453
Paraguayan Guaraní	—	14,277	14,277	—	15,160	15,160

Tax liabilities, current	2,869,719	2,678,260	5,547,980	4,302,370	5,036,242	9,338,612
Chilean pesos	117,304	781,986	899,290	4,302,370	1,184,842	5,487,212
Argentinean pesos	2,752,416	164,104	2,916,520	—	2,980,634	2,980,634
Paraguayan Guaraní	—	1,732,170	1,732,170	—	870,766	870,766

Employee benefits current provisions	5,364,683	14,699,513	20,064,196	10,189,264	23,021,715	33,210,979
Chilean pesos	625,976	3,215,998	3,841,974	1,177,114	4,854,163	6,031,277
Brazilian Real	—	10,555,827	10,555,827	—	17,180,455	17,180,455
Argentinean pesos	4,738,707	314,851	5,053,558	9,012,150	—	9,012,150
Paraguayan Guaraní	—	612,837	612,837	—	987,097	987,097

Other non-financial liabilities, current	1,224,773	11,047,123	12,271,896	1,346,839	32,427,375	33,774,214
Chilean pesos	988,930	10,911,407	11,900,337	869,964	32,276,377	33,146,341
Brazilian Real	—	—	—	—	—	—
Argentinean pesos	235,844	366	236,210	476,875	—	476,875
Paraguayan Guaraní	—	135,350	135,350	—	150,998	150,998

Total current liabilities	259,879,424	83,099,321	342,978,745	307,408,129	112,453,972	419,862,101
U.S. Dollars	7,547,144	150,304	7,697,448	14,644,911	3,304,011	17,948,922
Euros	2,984,385	29,028	3,013,413	4,311,724	59,951	4,371,675
Unidad de Fomento	7,750,639	8,439,817	16,190,456	8,023,954	10,536,509	18,560,463
Chilean pesos	117,683,379	38,249,507	155,932,886	116,967,552	53,153,031	170,120,583
Brazilian Real	69,892,031	30,903,237	100,795,268	82,832,774	38,014,332	120,847,106
Argentinean pesos	46,132,612	1,802,852	47,935,464	69,816,247	4,337,919	74,154,166
Paraguayan guaraní	7,700,435	3,524,576	11,225,011	10,805,605	3,048,219	13,853,824
Other currencies	188,799	—	188,799	5,362	—	5,362

	03.31.2019				12.31.2018
NON-CURRENT LIABILITIES	More than 1 up to 3 years	More than 3 years up to 5 years	More than 5 years	Total	More than 1 up to 3 years	More than 3 years up to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	37,376,943	272,447,796	409,090,313	718,915,053	28,642,101	276,409,074	411,512,603	716,563,778
U.S. Dollars	413,323	245,815,477	198,324	246,427,124	—	250,976,154	—	250,976,154
Unidad de Fomento	24,123,393	23,095,173	399,735,794	446,954,360	25,634,958	23,105,123	402,045,609	450,785,690
Chilean pesos	9,088,832	493,322	—	9,582,154	—	—	—	—
Brazilian Real	3,612,756	3,043,824	9,156,196	15,812,776	3,007,143	2,327,797	9,466,994	14,801,934
Argentinean pesos	138,639	—	—	138,639

Non-current accounts payable	815,779	—	—	815,779	735,665	—	—	735,665
U.S. Dollars	522,176	—	—	522,176	585,289	—	—	585,289
Chilean pesos	286,889	—	—	286,889	148,680	—	—	148,680
Argentinean pesos	6,714	—	—	6,714	1,696	—	—	1,696

Other provisions, non-current	3,415,197	—	53,182,674	56,597,871	3,448,042	55,518,871	—	58,966,913
Chilean pesos	2,500,000	—	—	2,500,000	2,500,000	—	—	2,500,000
Brazilian Real	—	—	53,182,674	53,182,674	—	55,518,871	—	55,518,871
Argentinean pesos	915,197	—	—	915,197	948,042	—	—	948,042

Deferred tax liabilities	10,317,072	81,704,318	46,548,290	138,569,680	16,607,605	101,512,040	27,126,303	145,245,948
Unidad de Fomento	—	—	1,303,379	1,303,379	—	—	—	—
Chilean pesos	580,633	81,704,318	7,160,405	89,445,356	497,175	81,630,530	11,899,975	94,027,680
Brazilian Real	—	—	23,816,033	23,816,033	—	19,881,510	—	19,881,510
Argentinean pesos	9,736,439	—	—	9,736,439	16,110,430	—	—	16,110,430
Paraguayan Guaraní	—	—	14,268,473	14,268,473	—	—	15,226,328	15,226,328

Employee benefits non-current provisions	750.919	143,923	8,618,536	9,513,378	742,297	240,148	8,433,096	9,415,541
Chilean pesos	260,173	143,923	8,618,536	9,022,632	230.528	240,148	8,433,096	8,903,772
Paraguayan Guaraní	490,746	—	—	490,746	511.769	—	—	511,769

Total non-current liabilities	52,675,910	354,296,037	517,439,814	924,411,761	50,175,710	433,680,133	447,072,002	930,927,845
U.S. Dollars	935,499	245,815,477	198,324	246,949,300	585,289	250976154	—	251,561,443
Unidad de Fomento	24,123,393	23,095,173	401,039,173	448,257,739	25,634,958	23,105,123	402,045,609	450,785,690
Chilean pesos	12,716,527	82,341,563	15,778,941	110,837,031	3,376,383	81,870,678	20,333,071	105,580,132
Brazilian Real	3,612,756	3,043,824	86,154,903	92,811,483	3,007,143	77,728,178	9,466,994	90,202,315
Argentinean pesos	10,796,989	—	—	10,796,989	17,060,168	—	—	17,060,168
Paraguayan Guaraní	490,746	—	14,268,473	14,759,219	511,769	—	15,226,328	15,738,097

NOTE 29 — THE ENVIRONMENT

The Company has made disbursements totaling ThCh$658,895 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others,

These disbursements by country are detailed as follows:

	2019 Period		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be recorded as expenses	To be capitalized to Property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	296,650	—	—	—
Argentina	101,056	—	17,127	—
Brazil	230,575	3,183	606,498	353,113
Paraguay	17,511	9,920	—	—
Total	645,792	13,103	623,625	353,113

NOTE 30 — SUBSEQUENT EVENTS

The Shareholders’ Meeting held April 17, 2019, approved the distribution of the following dividends:

a)                 A final dividend charged to the fiscal year 2018 payable in May 2019 for the following amounts: Ch$21.50 for each Series A share and Ch$23.65 for each Series B share.

b)                 An additional dividend charged to accumulated earnings payable in August 2019 as follows: Ch$21.50 for each Series A share and Ch$23.65 for each Series B share.

Except for the aforementioned, there are no subsequent events that may significantly affect the Company’s interim consolidated financial position as of March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, May 8, 2019